EXHIBIT 19

INSIDER TRADING AND DISCLOSURE POLICY

Purpose

To set forth the policy of Vicor Corporation and its business units, divisions, and subsidiaries (collectively, “Vicor” or “the Company”) regarding insider trading and the disclosure of information concerning the Company.

Scope

This Insider Trading and Disclosure Policy is applicable to all directors, officers, and employees of the Company. Violation of this Insider Trading Policy by any director, officer, or employee of the Company may subject such person to disciplinary action by the Company, including termination of employment.

List of Responsibilities

This Insider Trading and Disclosure Policy is applicable to all directors, officers and employees of the Company. In addition, this policy continues to apply to directors, officers, and employees of the Company following the termination of any such individual’s service to or employment with the Company until any material nonpublic information possessed by such individual has become public or is no longer material, whichever is earlier.

Procedure

What is “Insider Trading?”

It is generally illegal for any director, officer, or employee of the Company to trade in the securities of the Company while in the possession of material, nonpublic information about the Company. It is also generally illegal for any director, officer or employee of the Company to disclose material, nonpublic information about the Company to others who may trade on the basis of that information. In addition, the U.S. Securities and Exchange Commission has asserted that it is illegal for a donor to gift securities if, when making the gift, the donor was aware of material nonpublic information and knew or was reckless in not knowing that the donee would sell the securities prior to the issuer’s disclosure of such information. These illegal activities are commonly referred to as “insider trading.”

The Company’s Board of Directors has adopted this Insider Trading and Disclosure Policy both to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws.

What is “Material” Information?

Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company.

In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material.

• Projections of future earnings or losses, or other earnings guidance;

• Earnings or revenue that are inconsistent with the consensus expectations of the investment community;

• Potential restatements of the Company’s financial statements;

• Pending or proposed mergers, acquisitions, tender offers, or joint ventures;

• Pending or proposed acquisitions or dispositions of significant assets;

• Changes in management or the Board of Directors;

• Actual or threatened litigation, investigations, or major developments in such matters;

• New products or discoveries, or developments regarding customers or suppliers (e.g., the acquisition or loss of a contract);

• Changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;

• Changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

• Potential defaults under the Company’s credit agreements or indentures, or the existence of material liquidity deficiencies; or

• Bankruptcies or receiverships.

What is “Nonpublic” Information?

Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally.

To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person in possession of such information can trade, there also must be adequate time for the market as a whole to digest the information that has been disclosed.

For the purposes of this Insider Trading and Disclosure Policy, information will be considered public after the close of trading on the second full trading day following the Company’s public release of the information.

What Activities are Prohibited?

When a director, officer, or employee knows he or she is in possession of material, nonpublic information about the Company, that person and his or her spouse, child, parent, sibling or other family member living in the same household, and any investment fund, trust, retirement plan, partnership, corporation or other entity over which one or more of these parties has the ability to influence or direct investment decisions concerning securities, generally are prohibited from the following activities:

• Trading in the Company’s securities (including trading in options, puts, calls or other derivative securities of the Company);

• Having others trade for the employee in the Company’s securities;

• Gifting the Company’s securities while knowing, or being reckless in not knowing, that the recipient would sell the securities prior to the Company’s disclosure of the material, nonpublic information about the Company;

• Giving trading advice of any kind about the Company except that the employee should, when appropriate, advise others not to trade if doing so might violate the law or this Insider Trading Policy; and

• Disclosing the material, nonpublic information about the Company to anyone else who might then trade (“tipping”).

This Insider Trading and Disclosure Policy does not apply to an exercise of an employee stock option. The policy does apply, however, to the use of outstanding Company securities to constitute part or all of the exercise price of an option, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

These prohibitions continue whenever and for as long as the director, officer, or employee knows or is in possession of material, nonpublic information. Trading in the Company’s securities when in the possession of material, nonpublic information about the Company is expressly prohibited for all directors, officers, and employees of the Company.

Remember, anyone scrutinizing transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, a person should carefully consider how enforcement authorities and others might view the transaction in hindsight.

What are the Penalties for Insider Trading?

The penalties for insider trading violations can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit gained or the loss avoided by the trading; pay the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are the subject of such violation, have purchased (where such violation is based on a sale of securities) or sold (where such violation is based on a purchase of securities) securities of the same class; pay civil penalties up to three times the profit made or loss avoided; pay a criminal penalty of up to $5 million, as an individual (up to $25 million for a business entity); and serve a jail term of up to 20 years. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties and could under certain circumstances be subject to private lawsuits by contemporaneous traders for damages suffered as a result of illegal insider trading or tipping by persons under the Company’s control.

Violation of this Insider Trading and Disclosure Policy or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Company, up to and including termination. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading and Disclosure Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

Unauthorized Disclosure; Prohibition on Commenting on the Company on Electronic Bulletin Boards, Internet Chat Rooms or Websites.

While the Company encourages its stockholders and potential investors to obtain as much information as possible about the Company, the Company believes that information should come from its publicly-filed SEC reports, press releases, Vicor’s external website, or from a designated Company spokesperson, rather than from third-party speculation or unauthorized disclosures by directors, officers, or employees of the Company.

For this reason, the Company has designated certain members of management to respond to inquiries regarding the Company’s business and prospects. Formal announcements are generally reviewed by management and legal counsel before they are made public. Any communications that do not go through this review process create an increased risk to the Company, as well as to the individual responsible for the communication, of civil and criminal liability.

In addition, with the advent of the Internet, and the emergence of electronic bulletin boards and chat rooms, electronic discussions about companies and their business prospects have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These forums have the potential to move a stock price significantly, and very rapidly – yet the information disseminated through electronic bulletin boards and chat rooms often is unreliable, and in some cases, may be deliberately false. The SEC has investigated and prosecuted a number of fraudulent schemes involving electronic bulletin boards and chat rooms. A director, officer, or employee may encounter information about the Company on the Internet that he or she believes is harmful or inaccurate, or other information that he or she believes is true or beneficial for the Company.

Although the director, officer, or employee may have a natural tendency to deny or confirm such information on an electronic bulletin board or in a chat room, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability to the person and/or to the Company.

The Company is committed to preventing inadvertent disclosures of material, nonpublic information, preventing unwitting participation in Internet-based securities fraud, and avoiding the appearance of impropriety by persons associated with the Company. Accordingly, this Insider Trading and Disclosure Policy prohibits an employee from discussing material, nonpublic information about the Company or its subsidiaries with anyone, including other employees, except as required in the performance of the employee’s duties.

A director, officer, or employee should not provide, under any circumstances, information or discuss matters involving the Company with third parties, notably members of the news media, members of the investment community, or the Company stockholders, even if that director, officer, or employee is contacted directly by such third parties, without express prior authorization from the Company’s Chief Financial Officer.

This restriction applies whether or not the employee identifies himself or herself as associated with the Company. Employees should refer all such contact or inquiries to the Chief Financial Officer at 25 Frontage Road, Andover, MA 01810, telephone: [***], e-mail: [***].

This Insider Trading and Disclosure Policy also prohibits directors, officers, and employees from making any comments or postings about the Company on any Internet bulletin boards, chat rooms, or similar websites, or responding to comments or postings about the Company’s business made by others, regardless of the venue or forum. This restriction applies whether or not the director, officer, or employee identifies himself or herself as associated with the Company.

Confidential Information

The Company also has strict policies relating to safeguarding the confidentiality of its internal, proprietary information. These policies include procedures regarding identifying, marking, and safeguarding confidential information and employee confidentiality agreements. Employees should comply with these policies at all times. Please refer to the Company’s Code of Business Conduct and its Regulation FD Disclosure Policy, both archived on the Company’s Intranet, for additional information and discussion of confidential information.

Reporting of Violations

If a director, officer, or employee violates this Insider Trading Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer, employee, or third party or parties, that person must report the violation immediately to the Corporate Governance Hotline. The Corporate Governance Hotline Compliance may be contacted by telephone, or mail:

− By leaving a message on the Corporate Governance Hotline at (833) 976-2060

− In writing, addressed to:

Vicor Corporation

P.O. Box 1929 Andover, MA 01810

Attn: Audit Committee of the Board of Directors

Modifications

The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures which it considers appropriate to carry out the purposes of the policy. Notice of any such change will be delivered by the Company to directors, officers, and employees by regular or electronic mail (or other delivery option used by the Company). Directors, officers, and employees will be deemed to have received, be bound by, and agree to revisions of this Insider Trading Policy when such revisions have been delivered to the recipient, unless that person object to any revision therein in a written statement received by the Company within two business days of such delivery and receipt.

Questions

Directors, officers, and employees are encouraged to ask questions and seek any follow-up information they may require with respect to the matters set forth in this Insider Trading Policy.

A director’s, officer’s, or employees’ failure to observe this Insider Trading and Disclosure Policy could lead to significant legal problems and could have other serious consequences, including the termination of employment.